FEDERAL INSURANCE COMPANY

Endorsement No.: 8

Bond Number: 82341598
NAME OF ASSURED: ALTMFX TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 7 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 17, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 9, 2015	By

B-2 Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No: 9

Bond Number: 82341598
NAME OF ASSURED:ALTMFX TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

ALTMFX Trust
Castlerigg Equity Event and Arbitrage Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 17, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 9, 2015	By

ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                                                                                                       Page 1